SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F   *          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No   *

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated March 26, 2004 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated March 26, 2004, the Company reported that pursuant to the Option Agreement (Contrato de Opción) entered into Inversora Bolívar S.A. (IBSA), a company controlled by us, and DESARROLLADORA EL ENCUENTRO SOCIEDAD ANÓNIMA (DEESA) in relation to five portions of land located in Talar de Pacheco, Tigre Buenos Aires Province property of IBSA, DEESA has formerly notified to IBSA, the anticipated exercise of said option over the portions of land (the “Lands”).

Those lands are located 25 km from Capital Federal, Nordelta zone, suitable for the establishment of closed neigbourhorns, in an area of 461 lots distributed in a surface of 100 hectares, and includes a lake of 11 hectares with a main access, on the dual carriageway Bancalari-Benavidez, and a secondary one, on old route 9 (the “Area”).

Taking into account the agreement between the parties in the Option Agreement, it has been committed between IBSA and DEESA the execution of an Exchange Agreement pursuant to which: (a) IBSA shall give in exchange the Lands to to DEESA and DEESA as consideration commits to deliver to IBSA 110 lots located in the Area, with a mortgage in first degree on the Lands in favor of IBSA as guarantee of the fulfillment of the delivery and execution of a title deed.

The Company informed that for the operation IBSA will received the sum of U$S3,980,000, composed as follows: US$ 3,000,463.- in lands and US$ 979,537 in cash, that DEESA shall paid to IBSA.-

Also, it has been appointed May 14, 2004 as the date for the subscription of all the documentation.

Finally the Company considered that in the future the lots will increase their value of commercialization. -

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: March 29, 2004